EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE

Mercator Minerals Reports Third Quarter 2012 Results
(All US$ unless otherwise specified)

Vancouver, BC, November 14, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) today announced its financial results for the three months and nine months ended September 30, 2012. During the third quarter 2012, the Company generated revenues of $58.5 million and gross profit of $4.7 million, in spite of a buildup of 2.3 million pounds of copper in concentrate inventory at the port which was subsequently shipped in the first week of October, cash flow from operations (excluding changes in non-cash working capital items) of $2.1 million, and a net loss of $15.1 million ($0.06 per share, basic), or on an adjusted net earnings* basis, a loss of $3.7 million ($0.01 per share, basic).

“We are pleased with continued production improvements being achieved, including the record metal recoveries and output this quarter despite the power interruptions at Mineral Park,” stated Bruce McLeod, President & CEO of Mercator. “In the upcoming quarters, we expect further optimization will allow us to continue to deliver higher quarter over quarter metal production while achieving lower unit costs.”

THIRD QUARTER 2012 HIGHLIGHTS
●
Record copper equivalent production of 22.2 million pounds, comprised of 10.7 million pounds of copper in concentrates and cathode, 2.5 million pounds of molybdenum in concentrates and 154,000 ounces of silver.

●	Record metal recoveries were achieved, with copper and molybdenum recoveries for the quarter of 84.5% and 82.4%, respectively, which is 6% and 10% higher, respectively than design.
●	Throughput averaged 42,042 tons per day (“tpd”), lower than expected due to 16 days of unscheduled partial downtime associated with power availability.
●
Total cash costs*, which is calculated on a co-product basis and allocates total cash costs* on the percentage of sales revenues by each product, were $2.67 per pound of copper produced and $9.49 per pound of molybdenum produced.

●
Revenues in the third quarter 2012, as compared to the same quarter of 2011, were impacted by lower molybdenum prices realized and lower copper sales volumes due primarily to the buildup of 2.3 million pounds of copper inventory at the port, which was not shipped until the first week of October (total copper in concentrate inventory at quarter-end was 3.5 million pounds, an increase of 2.3 million pounds over last quarter’s inventory levels of 1.2 million pounds).  Revenues were positively impacted by higher copper prices realized and higher molybdenum sales volumes.

●	Cash flow from stand-alone Mineral Park operations, after the cost of hedging, was $2.5 million in the third quarter of 2012.

Copper equivalent production throughout this press release is calculated using a molybdenum/copper ratio of 4.53, based on the Company’s estimated 2012 metal prices, including copper hedges.

	Three months ended, September 30		Nine months ended, September 30
$ millions, unless otherwise noted	2012	2011	2012	2011
Revenues	58.5	64.0	185.1	192.3
Gross profit	4.7	10.9	23.4	48.3
Net (loss) income	(15.1)	106.8	(13.5)	124.6
(Loss) earnings per share, basic	$(0.06)	0.43	$(0.05)	0.57
Adjusted net (loss) income*	(3.7)	0.8	(5.7)	6.6
Adjusted (loss) earnings per share *	$(0.01)	$ nil	$(0.02)	$0.03
Cash flow from operations	(3.6)	23.2	1.4	53.5
Production (million pounds)
- Copper	10.7	10.5	30.1	31.1
- Molybdenum	2.5	2.0	7.4	4.7
- Copper equivalent basis	22.2	19.6	63.6	52.4
Throughput (tons per day)	42,042	36,151	45,769	32,551
Recoveries (%) - Copper	84.5	77.2	78.8	76.2
- Molybdenum	82.4	76.6	77.4	68.3
On-site operating costs ($/ ton milled)	11.28	11.38	10.11	11.69
Cash costs* on a co-product basis ($/lb) - Copper	2.67	2.37	2.45	2.19
- Molybdenum	9.49	10.99	10.69	12.21
Average realized prices ($/lb) - Copper (excluding hedges)	3.65	3.32	3.71	4.00
- Molybdenum	10.71	14.56	12.54	15.65

Operating Highlights

Mineral Park Mine
In the third quarter of 2012, the Mineral Park operations performed well, with record quarterly copper equivalent production of 22.2 million pounds, which was 10% and 4% higher than the first and second quarters of 2012, respectively.  Mineral Park produced 10.7 million pounds of copper (9.8 million pounds in concentrates and 0.9 million pounds in cathode) and 2.5 million pounds of molybdenum. Despite the strong production, the quarter was impacted by 16 days of unexpected partial power availability resulting from the necessity of having to take the on-site gas turbine out of service. A scheduled maintenance inspection of the turbine in August 2012 revealed some damaged components and resulted in a leased turbine unit being installed while the original unit undergoes repairs. The unexpected change-out resulted in 68% less power being available to the mill for seven days during the quarter. A further nine days of power supply disruptions during the quarter was experienced due to turbine downtime for follow-up inspections of the leased turbine and seasonal weather disruptions at both the utility provider and the mine site. The reduced power available negatively impacted metal production, throughput rates and on-site operating unit costs for the quarter.

Copper and molybdenum recoveries continue to be above target levels, averaging 84.5% and 82.4% for the quarter respectively, or 6% and 10%, respectively, better than target recovery rates of 80% and 75%. The Company believes the improved recovery rates are sustainable and are due in part to improved flotation practices, optimized use of reagents, and ore mineralogy.

Fourth Quarter 2012 Mineral Park Outlook
The Company expects to produce approximately 22.8 million copper equivalent pounds of copper in the fourth quarter 2012, comprised of 10.4 million pounds of copper (9.5 million pounds copper in concentrate and 0.9 million pounds of cathode copper) and 2.8 million pounds of molybdenum in concentrate.

The Company is in the process of updating Mineral Park resource and reserve estimate which it expects will be released in early 2013, along with the Company’s production expectations for fiscal 2013.

El Pilar Project
On October 19, 2012, the Company filed on SEDAR (www.sedar.com) an updated El Pilar Feasibility Study (“Study”), a National Instrument 43-101 (“NI 43-101”) compliant technical report for the El Pilar Project. The Study, which provides an update to the Feasibility Study issued in November 2011, continues to support the case for the development of a robust, economically feasible copper project at the Company’s wholly-owned El Pilar Project in northern Mexico. The Study, using a average life-of-mine copper price of $2.82 per pound, indicated a net present value (“NPV”) after-tax, discounted at 8%, of $416.0 million; internal rate of return (“IRR”), after-tax, of 36.6%; and payback period of 1.8 years. The project has an expected average life of mine total cash costs* are $1.34 per pound of payable copper, offers low capital intensity with initial capital of $280.0 million to produce life-of-mine (“LOM”) average annual production of 79.3 million pounds of copper cathode. The 13-year mine life is expected to produce 998.3 million pounds of copper.

The Study highlights various opportunities to increase the value of the El Pilar Project, as additional metallurgical tests show that, using three meter lift heights may provide greater copper extraction over a 360-day leach cycle as compared to the 180-day leach cycle used in the Study’s base case. This is due to continued copper extraction over time in the multi-lift heap configuration.  If realized, this opportunity could result in an increase of 14% in total copper recovered to 1,142 billion pounds; an increase of 13% in the average life of mine recoveries to 64.9%; a 36% increase in after-tax NPV8% to $565.6 million; a 18% increase in the IRR to 43.3%; and payback improves to 1.7 years.

The El Pilar Project is construction-ready, with approval for all environmental permits needed for construction having been received and the acquisition of all required surface land rights having been completed.  Important permits received recently include Notice of Approval of the Change of Land Use (CUS) Permit on August 23, 2012 and the MIA Study Approval Resolution for the access road and railroad spur on September 21, 2012.

For readers to fully understand the El Pilar Project, they should read the Study in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this news release.  The Study is intended to be read as a whole, and sections should not be read or relied upon out of context.  The technical information in the Study is subject to the assumptions and qualifications contained therein.

Financial Statements and Management Discussion & Analysis (MD&A)
This news release should be read in conjunction with the MD&A and Financial Statements for the three and nine month period ended September 30, 2012 which will be posted on Mercator’s website (www.mercatorminerals.com/s/FinancialStatements.asp) and on SEDAR (www.sedar.com) under the Company’s profile.

 *Alternative Performance Measures
This press release refers to “cash costs” and “adjusted net income (loss)” which are not performance measures recognized as having a standardized meaning under IFRS. The Company discloses these performance measures (marked with an *), which have been derived from our financial statements on a consistent basis, because we believe they are of assistance in understanding our results of operations and financial position and are meant to provide further information about our financial results. These performance measures may not be comparable to similar data presented by other mining companies. This information should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS. Readers should refer to “Alternative Performance Measures” section on page 27 of the MD&A for additional information on these measures.

Webcast/Conference Call
Mercator’s senior management will hold a conference call and a live audio webcast on November 15, 2012 at 8:30 a.m. Pacific time to discuss results for the third quarter 2012. To participate in the call, dial 877-240-9772 (North America) and 800-2787-2090 (International). To listen to the live webcast, visit www.gowebcasting.com/3844. A presentation will accompany the call and will be available on the company’s website under www.mercatorminerals.com/s/Presentations.asp.

An archived recording of the conference call will be available for playback after the event until November 29, 2012 by dialling 1-800-408-3053 (North America), 800-3366-3052 (International) with conference pass code 8809732#.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact;
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

National Instrument 43-101 Compliance
Unless otherwise indicated, Mercator has prepared the technical information in this news release ("Technical Information") based on information contained in the technical reports, news releases, material change reports and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the "Disclosure Documents") available under Mercator Minerals Ltd.'s company profile on SEDAR at www.sedar.com.   Each Disclosure Document was prepared by or under the supervision of a qualified person (a "Qualified Person") as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administration ("NI 43-101"). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.   Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The Technical Information contained in this news release of has been prepared under the supervision of, and its disclosure has been reviewed by the following who are deemed to be Qualified Persons under NI 43-101: Gary Simmerman, BSC, Mining Eng., FAusIMM, Mercator's Vice President, Mineral Park Mine and Mike Broch, BSC Geology, MSSC Economic Geology, FAusIMM, the Company’s Vice-President, Exploration and Evaluations.

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size, grade and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) the current copper leach operations at Mineral Park remain viable, operationally and economically; (3) the milling operations at Mineral Park will continue to be viable, operationally and economically; (4) the financing, construction and operation of the El Pilar Project will proceed as expected; and (5) any additional financing needed will be available on reasonable terms. The Company’s ability to progress the El Pilar and El Creston projects towards a construction decision and eventually into production is dependent on the Company’s ability to arrange for sufficient funds to cover the capital and start-up related costs.  There can be no assurance that the Company will be successful in arranging such funding.  Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “guidance”, “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.